UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                        (Amendment No.              )*



                        SOUTH BRANCH VALLEY BANCORP, INC.
                       -----------------------------------
                                (Name of Issuer)


                                     COMMON
                         -----------------------------
                         (Title of Class of Securities)


                                    836730
                                  ------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing On this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all over provisions of the Act (however, see the Notes).

CUSIP NO. 836730                      13G                    Page 2 of 5 Pages


1)    Name of Reporting Person            HOTT, JEFFREY E.
      S.S. Number of Above Person         ###-##-####

2)    Check the appropriate box
      if a member of a group*             A              B   X
                                            --------        ------

3)    (for SEC use)

4)    Citizenship                         U.S.

Number of Shares Beneficially
Owned by Each Reporting
Person with:

5)    Sole Voting Power                     2,000
6)    Shared Voting Power                  16,975
7)    Sole Dispositive Power                2,000
8)    Shared Dispositive Power             16,975

9)    Aggregate Amount Beneficially
      Owned by Each Reporting Person       18,975

10) Aggregate amount reported as beneficially owned does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

11)   Percent of Class Represented
      in Amount in Item 9                 5.01

12)   Type of Reporting Person            IN

CUSIP NO. 836730                      13G                    Page 3 of 5 Pages


Item 1.
Issuer:                 SOUTH BRANCH VALLEY BANCORP, INC.

Issuer Address:         310 N. MAIN STREET
                        MOOREFIELD, WV 26836

Item 2.
Name of Person Filing:  JEFFREY E. HOTT

Residence:              HC 60, BOX 27A
                        FRANKLIN, WV 26807

Citizenship:            UNITED STATES

Title of Class:         COMMON

CUSIP number:           836730

Item 3.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check
whether the person filing is a:       N/A  for all

Item 4.
Amount Beneficially Owned:    18,975

Percent of Class:             5.84%

Mr. Hott has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of 2,000 shares owned directly by him.

As Vice President of E.E. Hott, Inc., Mr. Hott has the shared power to vote or direct the vote, and shared power to dispose or to direct the disposition of 9,725 shares owned by E.E. Hott, Inc.

As Vice President of Franklin Oil Company, Mr. Hott has the shared power to vote or direct the vote, and shared power to dispose or to direct the disposition of 7,100 shares owned by Franklin Oil Company.

Mr. Hott has the shared power to vote or direct the vote, and shared power to dispose or to direct the disposition of 150 shares owned by three children and for which he claims beneficial ownership.

CUSIP NO. 836730                      13G                    Page 4 of 5 Pages

                 ATTACHMENT TO SCHEDULE 13G OF JEFFREY E. HOTT

Item 5.
Ownership of Five Percent
or Less of a Class:     N/A

Item 6.
Ownership of more than Five Percent on Behalf of Another Person.

E. E. Hott, Inc., a corporation of which Mr. Hott is Vice President, owns 9,725, or 2.57% of these shares. E.E. Hott, Inc. has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, these shares.

Franklin Oil Company, of which Mr. Hott is Vice President, owns 7,100, or 1.88% of these shares. Franklin Oil Company has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, these shares.

Adam Hott, Allie Hott, and Emilie Hott, three children of Mr. Hott each own 50 shares, for a total of 150 shares, or .03%. Each child has the right to receive, or the power to direct the receipts of dividends from, or the proceeds from the sale of, these shares.

Mr. Hott derives his aggregate beneficial ownership from these shares and the 2,000 shares directly owned by Mr. Hott.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.
Identification and Classification of Members of the Group:  N/A

Item 9.
Notice of Dissolution of Group:  N/A

CUSIP NO. 836730                      13G                    Page 5 of 5 Pages


Item 10.
CertificatioBy signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Date:          February 5, 1997
                              ------------------------------------


                              Signature:      /s/ Jeffrey E. Hott, Director
                              ---------------------------------------------

By his  signature  on form 13G, Mr. Hott adopts the  certification  set forth in
Item 10.


                              Date:          February 5, 1997
                              ------------------------------------


                              Signature:      /s/ Jeffrey E. Hott, Director
                              ---------------------------------------------


                              Name & Title:  Jeffrey E. Hott, Director
                              ----------------------------------------